UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti to Join Russell 3000 and other Russell Equity Indices

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

NEWS RELEASE

AngloGold Ashanti to Join Russell 3000 and Other Russell Equity Indexes on 27 June 2025

AngloGold Ashanti plc ("AngloGold Ashanti" or the "Company") has been named for the first time as a preliminary addition to the Russell 1000® or Russell 2000®, the Russell 3000®, and the Russell Midcap® Indexes, as part of the latest FTSE Russell 2025 U.S. Indexes reconstitution.

Final index membership will become effective after the U.S. market closes on Friday, 27 June 2025, with rebalanced index constituents reflected in trading beginning Monday, 30 June 2025.

“This is an important milestone for AngloGold Ashanti,” said Alberto Calderon, Chief Executive Officer of AngloGold Ashanti. “Our inclusion in this important family of US equity market indexes will help further increase liquidity and unlock long-term value for our shareholders.”

Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies. According to data as of the end of June 2024, about $10.6 trillion in assets are benchmarked against the Russell U.S. Indexes, which belong to FTSE Russell, the global index provider. The reconstitution of the Russell U.S. Indexes ranks the 4,000 largest U.S. stocks by market capitalisation to reflect changes in the investable equity market. This year’s rebalance is expected to drive more than $53 billion in passive flows, and marks one of the highest-volume trading days of the year.

AngloGold Ashanti’s anticipated inclusion in these benchmark equity indexes on 27 June 2025 follows the move of the Company’s primary listing to the NYSE in September 2023.

About AngloGold Ashanti
AngloGold Ashanti plc is an independent, global gold mining company with a diversified portfolio of operations, projects, and exploration activities across ten countries. Headquartered in Denver, Colorado, the Company is committed to operational excellence, disciplined capital allocation, and sustainable value creation. AngloGold Ashanti has its primary listing on the NYSE and secondary listings on the Johannesburg Stock Exchange (A2X and JSE) and the Ghana Stock Exchange (GSE).
For more information, visit: www.anglogoldashanti.com

About FTSE Russell
FTSE Russell is a leading global index provider, benchmarking approximately $18.1 trillion in assets. The Russell U.S. Indexes are designed to represent the U.S. equity market with transparent, rules-based methodologies. Beginning in 2026, FTSE Russell will transition to semi-annual reconstitutions to reflect evolving market conditions.
For more information on the 2025 reconstitution, visit: https://www.lseg.com/en/ftse-russell/russell-reconstitution#overview

ENDS

London, Denver, Johannesburg

11 June 2025
JSE Sponsor: The Standard Bank of South Africa

CONTACTS

Media

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold

Website: www.anglogoldashanti.com

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 11 June 2025

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary